K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

December 20, 2017

EDGAR FILING

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American Beacon Funds
File Nos. 033-11387 and 811-04984
Post-Effective Amendment No. 305

Ladies and Gentlemen:

Pursuant to Section 8(c) of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the American Beacon Funds (the “Trust”) is Post-Effective Amendment No. 305 to the Trust’s currently effective Registration Statement on Form N-1A (“Registration Statement”) relating to the American Beacon Small Cap Value Fund (the “Fund”), a series of the Trust.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The purposes of this filing are to:  (1) reflect changes to the Fund’s principal investment strategies; and (2) make other non-material changes to the Fund’s prospectus and statement of additional information.  This filing does not affect the registration of, or disclosures concerning, any other series of the Trust.

The Trust elects that this filing become effective on February 28, 2018, pursuant to Rule 485(a) under the 1933 Act.  If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.

Very truly yours,

/s/ Kathy K. Ingber

Kathy K. Ingber

Attachments

cc:	Rosemary Behan
  American Beacon Advisors, Inc.